EXHIBITS

Exhibit Number		Page
1.1	Announcement dated June 20, 2006 in respect of Strategic Alliance Framework Agreement with SK Telecom Co., Ltd. and Proposed Issue of US$1,000,000,000 Zero Coupon Convertible Bonds due 2009 Convertible into Ordinary Shares of China Unicom Limited	4

FORWARD-LOOKING STATEMENTS

This announcement of China Unicom Limited (the “Company”), dated June 21, 2006, constituting Exhibit 1.1 of this report on Form 6-K, contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. Such forward-looking statements include, without limitation: our strategy and future plan; our capital expenditure plan; our future business condition and financial results; our abilities to upgrade and expand our networks and increase network efficiency; our ability to improve our existing services and offer and market new services; our ability to leverage our position as an integrated telecommunications operator and expand into new businesses and new markets; future growth of market demand for our services; our ability to upgrade and develop technology applications; and future regulatory and other developments in the Chinese telecommunications industry.

These forward-looking statements reflect our current views with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors that may be beyond our control, including, without limitation: any changes in the regulatory policies of the Ministry of Information Industry, the State-owned Assets Supervision and Administration Commission and other relevant government authorities in the People’s Republic of China, or the PRC; the PRC government’s decision in relation to the technology standards and licenses of third generation mobile telecommunication; the effects of competition on the demand and price of our telecommunications services; any changes in telecommunications and related technology and applications based on such technology and changes in political, economic, legal and social conditions in China including the PRC government’s policies with respect to economic growth, consolidations of and other structural changes in the PRC telecommunications industry, foreign exchange, foreign investment and entry by foreign companies into PRC telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)
Date: June 21, 2006

	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of June 2006

Commission File Number 1-15028

China Unicom Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                                                Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):            .)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):            )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                                                            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):82-_____.)